                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________               MASTER
CONSOLIDATED NATURAL GAS COMPANY             :          CERTIFICATE
Pittsburgh, Pennsylvania                     :               of
                                             :          NOTIFICATION
CNG COAL COMPANY                             :             NO. 4
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :         TRANSACTIONS
CNG RESEARCH COMPANY                         :         DURING PERIOD
CNG STORAGE SERVICE COMPANY                  :         _____________
CNG ENERGY SERVICES CORPORATION              :
CNG POWER COMPANY                            :        January 1, 1997
CNG TRANSMISSION CORPORATION                 :            through
CNG PRODUCTS AND SERVICES, INC.              :        March 31, 1997
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :
CONSOLIDATED NATURAL GAS SERVICE             :
  COMPANY, INC.                              :
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :
THE EAST OHIO GAS COMPANY                    :
THE PEOPLES NATURAL GAS COMPANY              :
VIRGINIA NATURAL GAS INC.                    :
THE EAST OHIO GAS COMPANY AS                 :
SUCCESSOR TO WEST OHIO GAS COMPANY           :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-7845, 70-7909, 70-8447          :
          70-8577, 70-8621, 70-8631          :
                           70-8853
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:



    This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making over twenty separate individual filings.

This Certificate is filed in accordance with Rule 24 under the Public Utility

Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master

Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.



    By Order dated March 28, 1996 (HCAR No. 26500, "New Financing Order") under

File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the

"Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company

("Consolidated") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001.

Part A contains reporting required by the New Financing Order.  Information on external and intrasystem financing of the Consolidated system appears here.



    Part B contains reporting required by other SEC orders in the captioned proceedings.  The information is subdivided by SEC file number.  Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e.,

income statements, balance sheets) are attached as exhibits to Part A and Part

B respectively, as appropriate.

                                    PART A

                      EXTERNAL FINANCING BY CONSOLIDATED:
File No. 8667:
_____________

1.  Sale of CNG Common Stock

    Consolidated sold no common stock during this period, except for sales associated with employee benefit plans.

        Price per share:           N/A
        Market Price per share
        as of date of Sales
        Agreement                  N/A

    Consolidated sold 41,896 shares of common stock for $244,863 pursuant to various employee and shareholder benefit plans during the quarter.
2.  Short Term Debt:  Sale of Commercial Paper, Back Up Lines of Credit.


(a). During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period, was $409,900,000 principal amount.

        Amount Outstanding - March 31, 1997 - $233,000,000


(b).    Borrowings under Commercial Paper Backup Lines of Credit.


        There were no borrowings or repayments during this period.


3.  Long Term Debt.


        Consolidated did not issue and sell any long term debt during this quarter.



                             INTRASYSTEM FINANCING

4.  (a).  Sales of Capital Stock to Parent by Subsidiaries.


                                             Per Share
                        Date      Shares        Value          Amount
                        _____       ______       _______       ________

    CNG Products and    1/30          20         $10,000       $200,000
    Services, Inc.      2/13          42         $10,000       $420,000
    ("CNG Products")

        The above transactions between CNG Energy Services Corporation and CNG

Products occurred under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of CNG Products is energy-

related, customer convenience type products and services.  The proceeds of the above described transactions will be used by CNG Products in such business.

The Certificates of Notification as required by Rule 52 on Form U-6B-2 are filed as  Exhibit A-1 and A-2, respectively.



                                                   Per Share
                              Date      Shares       Value       Amount
                               ____     ______     __________    _______

    CNG Energy Services         1/30         20       $10,000      $200,000
    Corporation ("CNG Energy")  2/13         42       $10,000      $420,000


        The above transactions between Consolidated and CNG Energy occurred under an exemption pursuant to Rule 52 and is not part of the authorizations under this file number.  The business of CNG Energy is primarily gas and power marketing, along with energy-related activities.  The proceeds of the above described transactions will be used by CNG Energy in such business.  The

Certificates of Notification as required by Rule 52 on Form U-6B-2 are filed as

Exhibit A-3 and A-4, respectively.




   (b). The following long-term debt transactions (retiring and issuing new debt) occurred January 31, 1997, under an exemption pursuant to Rule 52 and are not part of the authorization under this file number.  The Certificates of

Notification for newly-issued debt as required by Rule 52 on Form U-6B-2 are filed at Exhibits A-5 through A-12.

        NEW DEBT ISSUED TO SUBSIDIARIES ON 1/31/97 -- DUE 11/30/08

                                                        AMOUNT

                                         COUPON         ISSUED

        CNG Producing Company             6.75%      $50,000,000
        Hope Gas Inc.                     6.75%      $ 1,505,000
        The Peoples Natural Gas
           Company                        6.75%      $ 3,436,700
        The East Ohio Gas Company         6.75%      $ 4,639,900
        CNG Transmission
           Corporation                    6.75%      $13,958,400
        Consolidated Natural Gas
           Service Company                6.75%      $ 1,611,300
        CNG Power Company                 6.75%      $   222,800
                                                     ___________

                                          TOTAL:     $75,374,100




                        DEBT RETIRED ON 1/31/97

                                                      AMOUNT

                                         COUPON       RETIRED

        Hope Gas Inc.                     9.50%    $  1,505,000
        The Peoples Natural Gas
           Company                        9.50%    $  3,436,700
        The Peoples Natural Gas
           Company                                 $ 10,000,000
        The East Ohio Gas Company         9.50%    $  4,639,900
        CNG Transmission Corporation      9.50%    $ 13,958,400
        Consolidated Natural Gas
           Service Company                9.50%    $  1,611,300
        CNG Power Company                 9.50%    $    222,800
        CNG Producing Company             9.50%    $ 90,000,000
                                                   ____________

                                           TOTAL:  $125,374,100


   (c).  Buy back of stock by subsidiaries.

          No stock buy backs occurred this quarter.

                                    PART B
               RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:
________________
    By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as

amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR

No. 25040), May 13,1991 (HCAR  No. 25311), and April 8, 1994 (HCAR No. 26021),

the Securities and Exchange Commission permitted the Application-Declaration of

Consolidated Natural Gas Company ("Consolidated") and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money

Pool ("Money Pool").

    This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration and said orders:



    During the period, the following transactions occurred:



    Consolidated Natural Gas Company:

   Beginning                                           Ending
    Balance       Contributions     Withdrawals        Balance
_______________  _______________  _______________  _______________

 $415,412,469     $340,416,082      $481,693,551    $274,135,000

    Subsidiaries:

                        Beginning                                   Ending
Company                  Balance     Contributions  Withdrawals     Balance
_______                 _________    _____________  ___________     _______

The East Ohio Gas Co. $(265,750,000) $237,500,000 $174,750,000  $ 203,000,000
The Peoples Natural
  Gas Company           (64,035,000)   73,545,000   72,180,000    (62,670,000)
CNG Transmission Corp.    5,705,000   122,500,000   92,705,000     24,090,000
Hope Gas, Inc.          (12,140,000)   43,720,000   28,700,000      2,880,000
Consolidated System
    LNG Company          21,265,000     4,500,000            0     25,765,000
CNG Iroquois              1,480,000             0    2,035,000       (555,000)
CNG Producing Company    53,580,000   121,110,000  122,130,000     52,560,000
CNG Coal Company          2,995,000       120,000      160,000      2,955,000
CNG Pipeline Co.          1,155,000       120,000      210,000      1,065,000
CNG Energy Services     (95,530,000)  207,050,000  202,390,000    (90,870,000)
CNG Storage Services Co.  1,540,000       780,000      260,000      2,060,000
CNG Power Co.             8,230,000     6,730,000    4,030,000     10,930,000
CNG Power  - Cogen.          75,000             0        5,000         70,000
CNG Power  - Cogen. Dev. (1,200,000)            0            0     (1,200,000)
Lakewood 6680                     0        45,000       45,000              0
Lakewood 7909             9,605,000             0            0       9,605,000
Virginia Natural
  Gas Co., Inc.         (69,200,000)   46,800,000   26,300,000    (48,700,000)
CNG Research Company         90,000       230,000       25,000        295,000
Consolidated Natural Gas
  Service Company, Inc.  (1,870,000)   29,325,000   26,870,000        585,000



File No. 70-7641:
________________
    By orders dated January 9, 1991, February 28, 1991 and May 7, 1991 (HCAR

Nos. 25239, 25263 and 25308, respectively) ("Orders"), in the above-captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the

Application-Declaration of CNG Transmission Corporation ("Transmission") and

CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide, through June 30, 1993, up to $35,000,000 of financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI.  Transmission and CNGI were also authorized by the Orders to provide, through June 30, 1993, up to $35,000,000 in guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission

System, L. P. ("Iroquois"), respectively, at any one time.  The purpose of the financing was to provide funds to CNGI for use relating to its 9.4% general partnership interest in Iroquois, which was formed to construct and own an interstate natural gas pipeline extending from the Canadian border to Long

Island, New York.

    By order dated July 6, 1993 (HCAR No. 25845), the Commission extended the above-mentioned authorizations through June 30, 1996, up to an aggregate amount of $20 million.  In addition, the Commission pursuant to such Order authorized

CNGI and Transmission to obtain letters of credit and/or enter into reimbursement agreements on behalf of Iroquois and CNGI respectively.



    By order dated September 12, 1996 (HCAR No. 26571), the Commission authorized CNGI to increase its ownership in the Iroquois partnership from 9.4 to 16%, and extended certain authorizations through June 30, 2001.

    Correction to report for third quarter of 1996:

    On September 19, 1996, CNGI acquired an additional 6.6% interest in the

Iroquois partnership for a total price of $13,880,889.  Thus, CNGI's interest in Iroquois is now 16%.



    This Certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of,

and for the purposes represented by, the Application-Declaration and the

Orders.

    (1) Transmission purchased no shares of common stock during the quarter.

        As of this date, CNGI has 2,394 shares of common stock outstanding.

    (2) No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of this date.

    (3) CNGI's total investment is $34,467,200.

    (4) No distribution was received from Iroquois during this quarter

        (representing CNGI's share from the partnership distribution).



File No. 70-7845:

________________

    By Order dated August 27, 1992, HCAR No. 25615, the Securities and Exchange

Commission permitted the Application-Declaration of Consolidated Natural Gas

Company ("Consolidated") and its subsidiary, CNG Power Company ("CNG Power")

(known as CNG Energy Company prior to a name change effective January 16,

1995), to become effective, thereby authorizing Consolidated to provide CNG

Power up to $25,000,000 in financing through December 31, 1997, to be used by

CNG Power to engage, through its NGV Division, in NGV activities (as defined in the Application-Declaration).  Such financing would be provided by the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.  Effective May 1, 1996, CNG Power became a wholly-owned subsidiary of CNG Energy Services Corporation, a wholly-

owned subsidiary of Consolidated, as authorized by Order dated April 22, 1996,

HCAR No. 26509.

    This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.  The

reporting for the quarterly period is as follows.

1.  Financial Statements of CNG Power and Its NGV Division.


        The balance sheet and income statement, as of the end of the reporting period and for such period, for CNG Power and its NGV Division, respectively,

are filed as Exhibits 7845A and 7845B.


2.  Revenues by LDC and Non-LDC States.


        The NGV Division had the following revenues from LDC states and non-LDC states (as such terms are defined in the Application-Declaration):

                                   For the Period      Cumulative

                                   ______________     ____________

    LDC States                      $          0      $          0
    Non-LDC States                             0                 0
                                    ____________      ____________

        Total                       $          0      $          0
                                    ============      ============


3.  NGV Activities - Expenditures and Investments.

    (a) Joint Investments:



Amount Invested

___________________________________________________________
        Identity of                                     By CNG Power         By
Others        Total
        Investment Entity,
____________________      __________________
        Other Investors                               During             During             During
        and Percentages            Description         the                the                the
        of Participation          of Activities       Period Cumulative  Period Cumulative  Period  Cumulative
        __________________     ___________________    ______ __________  ______ __________  ______  __________

               None                   None            $    0  $      0   $    0  $      0   $    0   $      0



    (b) Third Party Financing


                                                                 Third Party
Financing

____________________________________________________
                                                         Amount
        Investment Entity in Which              ______________________
        CNG Power Has a Direct or                 During
        Indirect Ownership Interest             the Period  Cumulative         Description of Terms
        ___________________________             __________  __________         ____________________

                   None                          $      0    $      0                  N/A


    (c) Financing Obtained by CNG Power from Consolidated to Engage in NGV
Activities:


           Open Account Advances            Long-Term Loans
Common Stock
        __________________________     __________________________
__________________________
        For the Period  Cumulative     For the Period  Cumulative     For the
Period  Cumulative
        ______________  __________     ______________  ___________
______________          __________

        $            0  $    7,891     $               $              $               $



4.  State Utility Commission Activity.


        There have been no state utility commissions proceedings concerning NGV

Activities of CNG Power for the period.


5.  Description of CNG Power's NGV Activities for the Period.


        There have been no CNG Power NGV activities of any consequence during the period.

                                                               Exhibit 7845A

CNG Power Company
Balance Sheet
March 31, 1997 (Unaudited) (1)
(Thousands of Dollars)

                                             CNG Power         NGV
Assets                                         Company       Division
______                                       __________     __________

Property, plant & equipment
    Total Investment                             6,485            -
    Less accumulated depreciation                2,422            -
                                             _________      _________
        Net property, plant & equipment          4,063            0

Cash                                               454
-
Accounts Receivable                             22,060            -
Inventories                                         25            -
Investments                                     34,780            -
Deferred Charges                                     0            -
                                             _________      _________
    Total Assets                                61,382            0
                                             =========      =========

Stockholders Equity & Liabilities
_________________________________

Capitalization
    Common stock                                22,460            -
    Retained earnings                           10,895           (6)
                                             _________      _________
        Total common stockholders equity        33,355           (6)

Long-term notes payable to parent company       13,083            -
                                             _________      _________
        Total capitalization                    46,438           (6)

Total current liabilities                        1,034            6
Accumulated deferred income taxes               13,910            -

                                             _________      _________
        Total stockholder's equity and
           liabilities                          61,382            0
                                             =========      =========


(1) This balance sheet has not been audited by the Company's independent auditors.

                                                              Exhibit 7845B

CNG Power Company
Income Statement
March 31, 1997 (Unaudited) (1)
(Thousands of Dollars)

                                             CNG Power         NGV
                                               Company       Division
                                             __________     __________

Total operating revenues                         4,568           -
Total operating expenses                         4,339
                                              _________     _______
    Operating income before taxes                  229           0

Total estimated income taxes                       600           -
                                              _________     _______
    Operating income                              (371)           0

Other income                                      1,582          -
Interest charges                                    279          -
                                              _________     _______

    Net income                                      932           0
                                              =========     =======





(1) This income statement has not been audited by the Company's independent auditors.

File No. 70-7909:

________________

    By Order dated December 26, 1991 (HCAR No. 25446) ("Order") in the above-

captioned proceeding, the Securities and Exchange Commission ("Commission")

permitted the Application-Declaration of Consolidated Natural Gas Company

("Consolidated"), as amended, to become effective, thereby authorizing

Consolidated to provide up to $15 million of financing to CNG Power Company

("CNG Power") (known as CNG Energy Company prior to a name change effective

January 16, 1995), for its preliminary project development and administrative activities ("Preliminary Activities") in connection with its possible investments in qualifying and cogeneration facilities located within the United

States.  Such activities are to be financed through: (1) the purchase of common stock of CNG Energy; (2) open account advances from Consolidated; or (3) long-

term loans.

    By Supplemental Order dated October 8, 1992 (HCAR No. 35-25651)

("Supplemental Order"), Consolidated and CNG Power were authorized to fund up to $50 million, through December 31, 1996, to a qualifying cogeneration facility in Lakewood, New Jersey ("Lakewood Project").  The funding will be channeled from Consolidated to CNG Power, from CNG Power to CNG Lakewood, Inc.

("CNG Lakewood"), from CNG Lakewood to Lakewood Cogeneration, L.P.

("Partnership") and from the Partnership to the Lakewood Project.

(Alternatively, CNG Power may bypass CNG Lakewood and invest directly in the

Partnership.)  The funding will be financed through: (1) common stock acquisitions, (2) open account advances, or (3) long-term loans.

    This Certificate is filed in accordance with Rule 24, as a notification that the transactions authorized by the Order and the Supplemental Order have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order. A balance sheet and income statement, as of the end of the reporting quarter, for the

Cogeneration Division of CNG Power are set forth in Exhibits 7909A and 7909B.

    The following table indicates the transactions carried out by CNG Power pursuant to the Order and the Supplemental Order for the quarter and cumulatively:



                            Transactions         Transactions
                            Relating to          Relating to
                               Order         Supplemental Order
                            (Preliminary       (Lakewood after
                             Activities)           10/8/92)
                            ____________     ___________________

(1)  Issuance of Common
     Stock of CNG Power
     $1,000 par value:
         For this Period            -0-            -0-
         Cumulative                 -0-        10,710,000

(2)  Long-Term Loans:
         For this Period            -0-            -0-
         Cumulative                 -0-         7,140,000

(3)  Open Account Advances:
         For this Period      $     -0-       $    -0-
         Cumulative            2,140,000      $ 8,435,000

(4)  Total Financings:
         For this Period      $     -0-       $    -0-
         Cumulative            2,140,000      $26,285,000

                                                               Exhibit 7909A

                               CNG Power Company
                    Power Generation Division Balance Sheet
                        March 31, 1997 (Unaudited)  (1)
                            (Thousands of Dollars)

                                                             Power
                                                           Generation
Assets                                                      Division
______                                                    ____________

Property, plant and equipment
     Total investment  . . . . . . . . . . . . . . . . .    $   690
     Less accumulated depreciation . . . . . . . . . . .        370
                                                            _______
            Net property, plant and equipment                   320

Cash  . . . . . . . . . . . . . . . . . . . . . . . . . .         0
Investments, at cost  . . . . . . . . . . . . . . . . . .         0
Investments, at equity  . . . . . . . . . . . . . . . . .    35,682
Accounts receivable . . . . . . . . . . . . . . . . . . .    10,989
Deferred charges  . . . . . . . . . . . . . . . . . . . .         0
                                                            _______

             Total assets . . . . . . . . . . . . . . . .   $46,992
                                                            =======

Stockholder's Equity and Liability
__________________________________

Capitalization
  Common stockholder's equity
    Common stock  . . . . . . . . . . . . . . . . . . . .   $19,340
    Retained earnings . . . . . . . . . . . . . . . . . .    (2,546)
                                                             _______

             Total common stockholder's equity  . . . . .    16,794

Long term notes payable to parent company . . . . . . . .    12,586
                                                            _______

             Total capitalization . . . . . . . . . . . .    29,380

Total current liabilities . . . . . . . . . . . . . . . .     4,345
Accumulated deferred income taxes . . . . . . . . . . . .    13,267
                                                            _______

Total stockholder's equity and liabilities  . . . . . . .   $46,992

(1) This balance sheet has not been audited by the Company's independent auditors.

                                                            Exhibit 7909B

                               CNG Power Company
                  Power Generation Division Income Statement
                          March 31, 1997 (Unaudited)
                            (Thousands of Dollars)

                                                             Power
                                                          Generation
                                                           Division
                                                         ____________

Total operating revenues  . . . . . . . . . . . . . . . .     $      0

Total operating expenses  . . . . . . . . . . . . . . . .          676
_________
                                                               _______

      Operating income before taxes . . . . . . . . . . .         (676)

Total estimated income taxes  . . . . . . . . . . . . . .           92

                                                               _______

      Operating income  . . . . . . . . . . . . . . . . .         (768)

Other income  . . . . . . . . . . . . . . . . . . . . . .        1,168

Interest charges . . . . . . . . . . . . . . . . . . . . .         287
                                                               _______

           Net income  . . . . . . . . . . . . . . . . .          113
                                                              =======

File No. 70-8577:

________________

    By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-

captioned proceeding, the Securities and Exchange Commission authorized

Consolidated Natural Gas Company ("CNG") and CNG Energy Services Corporation

("Energy Services") to engage in the business of providing certain energy-

related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with

CNG.

    Energy Services formed a new special-purpose subsidiary  --  CNG Products

and Services  --   to engage in the new business.  (Originally "CNG Special

Products and Services, Inc.", the name was changed to CNG Products and

Services, Inc., effective November 20, 1995.)  The Customer Services are offered as a convenience to utility customers.

    This Certificate -- a quarterly report -- is filed in accordance with Rule

24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

    Revenues from Customers Services for this period are $1,012,046.  The only

Customers Services being offered at this time are the Service Line Maintenance

Program and Appliance Repair Plus Program.

File No. 70-8853:

_________________

        By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power

Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services is an exempt wholesale generator under Section 32 of the Act and is engaged in the purchase and sale of electricity at wholesale.

        There has been no transaction activity initiated pursuant to the above-

referenced Order.

        Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG ENERGY SERVICES CORPORATION
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.
                                    THE EAST OHIO GAS COMPANY AS SUCCESSOR
                                      TO WEST OHIO GAS COMPANY


                                    J. M. Hostetler
                                    Their Attorney

Dated this 22nd day
of May, 1997